

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2020

Frank Igwealor
Chief Executive Officer
Video River Networks, Inc.
370 Amapola Ave., Suite 200A
Torrance, CA 90501

> **Re: Video River Networks, Inc.**
> **Amendment No. 4 to Form 10-12G**
> **Filed November 3, 2020**
> **File No. 000-30786**

Dear Mr. Igwealor:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Real Estate & Construction